FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer



                      Pursuant to Rule 13A-16 or 15D1-6 of
                       the Securities Exchange Act of 1934


For the month of:  November 2004

Commission File Number:  000-26165


                                   IQ POWER AG
                (Translation of registrant's name into English)


                                  Erlenhof Park
                              Inselkammer Strasse 4
                          D-82008 Unterhaching, Germany
       -------------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F  [X]          Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes ______               No ______


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -- _________

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      iQ POWER AG


                                      By Peter E. Braun
                                         --------------------------------------
                                         Peter E. Braun,
                                         President of the Board of
                                         Directors


Date:  November 16, 2004

                                                                  [COMPANY LOGO]


News Release




iQ Power Completes Continuance to Switzerland


November 15, 2004, Zug/Switzerland -- iQ Power AG (former iQ Power Technology Inc.) announces the completion of its continuation from Canada to Zug, Switzerland, effective today.

iQ Power AG's common shares commenced trading on the NASD Over-The-Counter Bulletin Board under the trading symbol IQPWF (formerly: IQPR). The new CUSIP is: H4304K 10 2 and the new ISIN is CH0019636478.


iQ Power AG

/s/ Peter E. Braun
---------------------------------------------------
Peter E. Braun, President of the Board of Directors





For more        |  Peter E. Braun
information:    |  Managing Director
                |  TEL  +49/89/61 44 83 - 10
                |  FAX  +49/89/61 44 83 - 40
                |
                |  e-mail:  peter.braun@iqpower.com